UNITED  STATES                OMB  APPROVAL
     SECURITIES  AND  EXCHANGE  COMMISSION     OMB  Number:  3235-0058
           Washington,  D.C.  20549            Expires: April 30, 2009
                                               Estimated  average  burden
                  FORM  12b-25                 hours  per  response2.50

        NOTIFICATION  OF  LATE  FILING         SEC  FILE  NUMBER   000-49957
                                               CUSIP  NUMBERS    539570 40 8
                                                                 539570 11 9

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

For  Period  Ended:     12/31/2006
                        ----------
[  ]  Transition  Report  on  Form  10-K
[  ]  Transition  Report  on  Form  20-F
[  ]  Transition  Report  on  Form  11-K
[  ]  Transition  Report  on  Form  10-Q
[  ]  Transition  Report  on  Form  N-SAR
For  the  Transition  Period  Ended:  ___________________

Read  Instruction  (on  back  page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART  I  --  REGISTRANT  INFORMATION

LocatePLUS  Holdings  Corporation
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Full  Name  of  Registrant

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Former  Name  if  Applicable

100  Cummings  Center  #235M
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Address  of  Principal  Executive  Office  (Street  and  Number)

Beverly,  MA  01915
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City,  State  and  Zip  Code

PART  II  --  RULES  12b-25(b)  AND  (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will
[X] be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART  III  --  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to complete its 10-KSB without unreasonable effort or expense as a result of not having the ability to accommodate schedules without committing substantial additional resources.

The  10-KSB will be filed within fifteen calendar days of April 2, 2007.

(Attach  Extra  Sheets  if  Needed)

PART  IV--  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James  Fields                (978)                   921-2727
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     (Name)               (Area  Code)          (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
[X]  Yes  [  ]No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ]Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        LocatePLUS  Holdings  Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    4/3/2007      By  /s/ James C. Fields, Treasurer, Acting CFO Interim CEO
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